THOMPSON PLUMB FUNDS, INC

GROWTH FUND
MIDCAP FUND
BOND FUND

January 19, 2012

Important Notice Regarding Changes in Investment Policies
The Board of Directors of Thompson Plumb Funds, Inc. has approved changes relating to the investment policies of the Growth Fund and the MidCap Fund.

Growth Fund
The change to the investment policy of the Growth Fund relates to the mix of the securities permitted in the Fund's portfolio. Currently, the Growth Fund normally invests at least 65% of its net assets in a diversified portfolio of common stocks. The change approved by the Board of Directors provides that the Growth Fund will normally invest at least 80% of its net assets plus any borrowing for investment purposes in a diversified portfolio of equity securities of large-capitalization companies that at the time of purchase fall within the capitalization ranges of companies in the S&P 500 Index, the Fund's benchmark.

This average of the capitalization ranges of stocks in the S&P 500 Index is updated monthly. Although market capitalizations are constantly changing, as of December 31, 2011, the smallest company in the S&P 500 Index had a market capitalization of $1.22 billion. The Fund's equity investments included within this 80% may include common stocks, American Depositary Receipts
(ADRs), and real estate investment trusts ("REITs"). The Board of Directors determined to change the Growth Fund's investment policy to align the Fund with a large-capitalization stock strategy.

MidCap Fund
The change to the investment policy of the MidCap Fund is intended to clarify the types of equity securities in which the Fund may invest in order to align it more closely with its benchmark. Currently, the MidCap Fund normally invests at least 80% of its net assets plus any borrowing for investment purposes in a diversified portfolio of common stocks of medium-sized companies that fall within the 12-month average of the capitalization ranges of stocks in the Russell Midcap Index, the Fund's benchmark. The change approved by the Board of Directors provides that the MidCap Fund will normally invest at least 80% of its net assets plus any borrowing for investment purposes in a diversified portfolio of equity securities of medium-sized companies that fall within the 12-month average of the capitalization ranges of stocks in the Russell Midcap Index, the Fund's benchmark.

The Fund's equity investments included within this 80% may include common stocks, American Depositary Receipts (ADRs), and real estate investment trusts ("REITs"). The Fund's benchmark includes a number of types of equity securities in addition to common stocks, including real estate investment trusts (REITs) and foreign securities traded on U.S. securities exchanges. For that reason, the Board of Directors determined to expand the range of securities in which the MidCap Fund would concentrate its investments to more closely align the investment policy of the MidCap Fund with its benchmark.

Thompson Plumb Funds, Inc. will include language incorporating these revised policies in an amendment to its registration statement that it will soon be filing with the SEC. Absent any further refinement to this revised policy which may be made in response to comments the SEC might provide, each of these revised policies will take effect on March 31, 2012, concurrent with SEC effectiveness to the Funds' registration statement. Until then, we will continue to follow the current policy.

You should read this notice in conjunction with the Prospectus and Statement of Additional Information, each dated March 31, 2011. These documents provide information that you should know about the Funds before investing, and are available upon request and without charge by calling the Funds toll-free at 1-800-999-0887.